MANPA

03 MAR 10 AM 7:21

Rule 12g3-2 (b) File N° 82-4240

Caracas March 3th, 2003

03007281

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

SUPPL

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

dw 3/11

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, February 11, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

City.

Attention: Nelson Velazco

In regard to issuance 2002-I of Unsecured Bonds of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.8,000,000,000.00 and which comprises two (2) series of Bs.4,000,000,000.00 each, the present letter aims at informing you the following:

- Bs.2,657,100.00 of Series I have been placed at date.
- No offer of Series II was made.

Should you have any further question please do not hesitate to contact us,

Sincerely,

Leticia Level (signed) Illegible. Corporate Planning Manager.

Translator's Note: At the upper right margin there is a wet seal that reads as follows: "National Securities Commission. 03 February 11 PM 1:15. FILE. RECEIVED."-------------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, February 25th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANPA

03 FEB 11 PM 1: 15
ARCHIVO
RECIBIDO

Caracas 11 de Febrero del 2003.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Nelson Velazco

Con relación a la emisión 2002-I de Obligaciones Quirografarias de Manufacturas de Papel, C.A. (MANPA) SACA por Bs. 8.000.000.000,oo y que consta de dos (2) series de Bs. 4.000.000.000,oo cada una, la presente tiene como finalidad informales lo siguiente:

- Hasta la presente fecha se han colocado Bs. 2.657.100.000,oo de la Serie I.

- No se realizó la oferta de la Serie II.

Sin más que agregar y a su disposición para cualquier aclaratoria

Atentamente

Leticia Level
Gerente de Planificación Corporativa.

FAVOR ... R
FIR... DA